SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended June 30, 2009

Commission file number: 33-60032

Buckeye Retirement Plan

Buckeye Technologies Inc.
1001 Tillman Street, Memphis, TN 38112
901-320-8100

Plan Number 002

Internal Revenue Service — Employer Identification No. 62-1518973

June 30, 2009 and 2008

BUCKEYE RETIREMENT PLAN

FINANCIAL STATEMENTS

June 30, 2009 and 2008

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits	2

Statement of Changes in Net Assets Available for Plan Benefits	3

Notes to the Financial Statements	4

SUPPLEMENTAL SCHEDULE

Schedule of Assets (Held at End of Year)	10

INDEPENDENT AUDITOR'S REPORT

To the Buckeye Investment Committee
Buckeye Retirement Plan
Memphis, Tennessee

We have audited the accompanying statement of net assets available for plan benefits of the Buckeye Retirement Plan as of June 30, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended June 30, 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Buckeye Retirement Plan as of June 30, 2009 and 2008, and the changes in its net assets available for plan benefits for the year ended June 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year for the year ending June 30, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Memphis, Tennessee
December 22, 2009

BUCKEYE RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

June 30, 2009 and 2008

Assets

	2009	2008

Investments, at Fair Value
Participant-directed investments	$104,879,807	$131,070,178
Loans to participants	767,968	644,709
Total investments	105,647,775	131,714,887

Contribution Receivables
Employer	6,615,133	6,513,093
Due from broker for unsettled trades	28,879	10,308
Total receivables	6,644,012	6,523,401

Net assets available for plan benefits	$112,291,787	$138,238,288

The accompanying notes are an integral part of the financial statements.

BUCKEYE RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the Year Ended June 30, 2009

Additions to Net Assets Attributed to:
Investment Income (Loss)
Net depreciation in fair value of investments	$(37,429,917)
Interest and dividends	2,876,710
Participant loan interest	49,660
Contributions
Participant	4,885,384
Employer	7,711,816
Rollover	273,001
Total additions	(21,633,346)

Deductions from Net Assets Attributed to:
Benefits paid to participants	4,202,312
Deemed distributions of participant loans	65,208
Administrative expenses	45,635
Total deductions	4,313,155

Net decrease	(25,946,501)

Net Assets Available for Plan Benefits:
Beginning of the year	138,238,288

End of the year	$112,291,787

The accompanying notes are an integral part of the financial statements.

BUCKEYE RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2009

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Buckeye Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees, as defined by the Plan, of Buckeye Technologies Inc. and its wholly owned subsidiaries (the “Company”).  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan provides for participant and employer contributions.  An employee is eligible to make employee deferral contributions to the Plan upon employment.  Participants may contribute 1% to 100% of pretax annual compensation, as defined in the Plan, subject to Internal Revenue Code limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company’s contributions to the Plan are discretionary and are determined by the Company’s management.  A participant is eligible to share in the allocation of Company matching contributions upon employment.  Currently, the Company’s matching contribution to the Plan is 50% of each eligible participant’s applicable contributions, with a maximum matching contribution not to exceed either $2,000 or 2% of the participant’s annual compensation, as defined by the Plan.  A participant is eligible to receive Company foundation contributions if he or she has completed 1,000 hours of service either during the first twelve months of employment or during any subsequent Plan year, based on the hours of service method.  Company foundation contributions are calculated based on a participant’s annual compensation and total number of service years, as defined by the Plan.  Currently, the minimum annual Company foundation contribution for each participant is 1.5% of eligible compensation, with a maximum foundation contribution not to exceed 11% of eligible compensation.

For the year ended June 30, 2009, employee contributions of $2,976 and employer contributions of $18,271 included in the Statement of Changes in Net Assets Available for Plan Benefits are related to corrections made through the Department of Labor’s voluntary compliance program to properly reflect prior year participant and employer contributions.  Earnings adjustments applied to these contribution corrections amounted to $15,135 and are included in net depreciation in fair value of investments.

Participant Accounts

Each participant's account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Allocations are based on a participant’s earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.  Participants direct the allocation of their investments among the options provided by the Plan through Fidelity Management Trust Company.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the Company matching portion of their accounts is based on years of service as follows:

Years of Service	Percentage
1	20%
2	40%
3	60%
4	80%
5	100%

Vesting in the Company foundation portion of participant accounts is based on years of service as follows:
Years of Service	Percentage
0-2	0%
3	100%

A participant must complete 1,000 hours of service to obtain a year of service.

Forfeitures

If an employee terminates before his or her matching and non-elective contribution accounts have become fully vested, such portions are forfeited.  Participant forfeitures are first used to pay Plan expenses for the Plan year in which the forfeitures are to be allocated.  The remaining forfeitures are used to reduce any employer contribution.  For the year ending June 30, 2009, forfeitures totaled $10,193.

Payment of Benefits

On termination of service or retirement, the participant may elect to receive one lump-sum cash payment equal to the vested interest in his or her account, equal installment payments over a period of less than ten years, or some combination thereof.  However, if the total vested benefit for all accounts is less than $1,000, the participant will receive one lump-sum cash payment equal to the vested interest in his or her account.  Normal retirement age is 65.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 or their deferral contributions account balance, if less, up to a maximum equal to the lesser of their deferral contributions account balance or $50,000.  The loans are secured by the balance in the participant’s account and bear interest rates which are commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest are paid ratably through payroll deductions.

Death and Disability Benefits

Upon death or total and permanent disability prior to termination or retirement, the participant account becomes 100 percent vested, regardless of service years.  Depending on the recipient of the distribution and the source of the funds being distributed, as defined by the Plan, the participant (or beneficiary) receives a single lump-sum distribution or annuity payments of 100% of the account balance.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the plan are prepared using the accrual basis of accounting.

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of investment income, realized gains and (losses), and the unrealized appreciation (depreciation) on those investments.

The Plan’s investments are stated at fair market value, as defined by Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157).  See Note 6 for disclosure regarding fair value measurement.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Benefits are recorded when paid.

The Plan sponsor pays certain administrative expenses.

NOTE 3 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts and Plan assets will be used solely to provide benefits for participants.

NOTE 4 – TAX STATUS

The Internal Revenue Service issued a determination letter dated November 5, 2002 stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law.  The Plan has been amended since receiving the determination letter.  However, the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the plan administrator believes that the Plan was qualified and tax-exempt as of the financial statement date.

NOTE 5 – INVESTMENTS

The following table presents the fair values of investments.  Investments that represent 5 percent or more of the Plan’s net assets are separately identified.

Fair Value of Investments at June 30:

	2009	2008
Buckeye Technologies Inc. Common Stock	$15,146,661	$13,947,469
Fidelity Retirement Money Market Portfolio	12,606,223	9,397,877
Mutual Funds:
Fidelity Diversified International Fund	8,745,511	15,506,219
Fidelity Spartan U.S. Equity Index Fund	14,595,489	20,902,301
Neuberger Berman Genesis Fund	14,683,730	22,750,772
Davis New York Venture Fund, Inc.	12,634,693	18,579,039
Others (below 5% threshold)	26,467,500	29,986,501
	$104,879,807	$131,070,178

During the 2009 Plan year, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value as follows:

Mutual funds	$(32,091,199)
Buckeye Technologies Inc. common stock	(5,338,718)
$(37,429,917)

NOTE 6 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

                                            • Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at June 30, 2009.

Mutual funds and common stock: Valued at the net asset value of shares held by the plan at year end.

Money market funds and participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of June 30, 2009:
	Level 1	Level 2	Level 3	Total

Mutual funds	$77,126,923	$-	$-	$77,126,923
Common stock	15,146,661	-	-	15,146,661
Money market funds	-	12,606,223	-	12,606,223
Participant loans	-	-	767,968	767,968
Total assets at fair value	$92,273,584	$12,606,223	$767,968	$105,647,775

Level 3 assets were 0.7% of total investment assets at fair value.

The following table presents changes in the Plan’s Level 3 investment assets measured at fair value on a recurring basis for the year ended June 30, 2009:

Level 3 Assets
Participant Loans

Balance, beginning of year	$644,709

Purchases, sales, issuances, and settlements (net)	123,259

Balance, end of year	$767,968

NOTE 7 – PARTY-IN-INTEREST

Certain plan investments are shares of mutual funds managed by Fidelity Investments Institutional Operations Company, Inc.  Fidelity Management Trust Company, an affiliate of Fidelity Investments Institutional Operations Company, Inc. is the trustee as defined by the Plan and, therefore, these investment transactions qualify as party-in-interest transactions.  The Plan also invests in the common stock of the Plan sponsor.

Plan expenses that are paid directly by the Company also qualify as party-in-interest transactions.

NOTE 8 – SEPARATED PARTICIPANTS

At June 30, 2009, the Plan’s assets included $7,653,331 of benefits allocated to participant accounts of former employees of the Plan sponsor.

NOTE 9 – CONCENTRATION OF MARKET RISK

The Plan has a significant portion of its assets invested in Buckeye Technologies Inc. common stock.  This investment approximates 13% of the Plan’s net assets available for Plan benefits as of June 30, 2009.  As a result of this concentration, any significant reduction in the market value of this stock could adversely affect individual participant accounts and the net assets available for Plan benefits.

NOTE 10 – SUBSEQUENT EVENT

As of July 1, 2009, the hours of service method was replaced by the elapsed time method used in determining employees’ eligibility to participate in the Plan and participants’ vesting percentages in Company contributions.

SUPPLEMENTAL SCHEDULE

BUCKEYE RETIREMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

June 30, 2009

Form 5500 – Schedule H, Part IV Line 4i

Employer:  Buckeye Technologies Inc.
Plan #:  001
EIN:  62-1518973

(a)	(b)	(c)	(d)	(e)
	Identity of Issue
	Borrower, Lessor, or			Current
	Similar Party	Description	Cost	Value

*	Buckeye Technologies Inc.	Common Stock	**	$15,146,661
*	Fidelity Investments	Retirement Money Market Portfolio	**	12,606,223
*	Fidelity Investments	Diversified International Fund	**	8,745,511
*	Fidelity Investments	Puritan Fund	**	5,606,916
*	Fidelity Investments	Capital Appreciation Fund	**	1,488,746
*	Fidelity Investments	Freedom Income Fund	**	96,718
*	Fidelity Investments	Spartan U.S. Equity Index Fund	**	14,595,489
*	Fidelity Investments	Spartan Extended Market Index	**	158,838
*	Fidelity Investments	Freedom 2000 Fund	**	39,739
*	Fidelity Investments	Freedom 2005 Fund	**	112,024
*	Fidelity Investments	Freedom 2010 Fund	**	1,383,479
*	Fidelity Investments	Freedom 2015 Fund	**	2,813,644
*	Fidelity Investments	Freedom 2020 Fund	**	2,418,999
*	Fidelity Investments	Freedom 2025 Fund	**	1,156,143
*	Fidelity Investments	Freedom 2030 Fund	**	2,089,948
*	Fidelity Investments	Freedom 2035 Fund	**	1,025,052
*	Fidelity Investments	Freedom 2040 Fund	**	891,915
*	Fidelity Investments	Freedom 2045 Fund	**	132,271
*	Fidelity Investments	Freedom 2050 Fund	**	40,037

See independent auditor’s report.

	Neuberger Berman Funds	Genesis Fund **	14,683,730
	Davis Funds	New York Venture Fund, Inc. **	12,634,693
	Allianz Global Investors	CCM Capital Appreciation Fund **	2,030,745
	Allianz Global Investors	NFJ Dividend Value Instit Fund **	576,776
	PIMCO	Total Return Institutional Fund **	4,405,510
			$104,879,807

*	Participant loans	Loans to participants with interest rates ranging from 4.25% to 9.75%	$767,968

*	Indicates a party-in-interest

**	Information is not required, as accounts are participant-directed.

See independent auditor’s report.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Technologies Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUCKEYE RETIREMENT PLAN

By:           /s/ Steven G. Dean
Steven G. Dean, Sr. Vice President and Chief Financial Officer

Date: December 29, 2009